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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: May 28, 2008 By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

RSM ACTIVITIES AT GOLDWEDGE, DIXIE COMSTOCK, RAILROAD PROJECTS, NEVADA AND CFO RESIGNATION

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, MAY 28, 2008 MANHATTAN, NEVADA, The Company has completed the dewatering well for the underground project. The indications are that this well will be very effective in lowering the local water table within the immediate mine development area. The permitting process is making progress to include the permit renewal and modifications to the surface water discharge permit of mine water and plant modifications, according to Qualified Person, Roland M. Larsen.

The plant is currently processing gold mineralized material at a throughput rate of approximately 300 tons per day from the low grade stockpile. We have not increased the throughput rate to maintain the proper grind from the ball mills. At this point we have not commenced a night shift in the plant due to the lack of available personnel, however, the Company will have some of the previously employed miners return to the project in the near future.

As reported earlier, the Company has made arrangements to send all of its concentrates to be processed by an independent laboratory to produce dore’ that will be sent back to the Company to our in-house assay laboratory. Once assayed we will send the dore to a third party for further refining to produce a finished (999) fine gold and silver product. The first four (4) ton shipment of concentrate containing less than 300 total ounces is expected to be sent to the independent laboratory in early June, 2008.

At Dixie-Comstock the initial extension drilling program of eight (8) core drill holes has been completed. This drilling did not result in identifying additional mineable grade gold mineralization under the Stillwater range adjacent to the near surface deposit. Drilling the northeast extension was difficult due to the thickness of alluvial cover. Drilling testing this area will require a different drill system. It appears that the northeast extension adjacent to the near surface fault block that hosts the Dixie-Comstock property is down-dropped more that 500 feet in this area. The next step is to permit a bulk-sampling program for the deposit area in order to better evaluate this property as a potential development project.

The drill has recently been moved to the Railroad property, Elko County, to continue the drilling program on the copper-molybdenum-gold project with the objective of further defining the areal extent of this mineralization.

The part-time CFO, Mr. Sam Gulko has recently resigned for personal reasons. It is expected that he may be replaced by another part-time individual at some point in the near future.

RSM is an exploration and development company with advanced gold projects in Nevada. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-6318127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen, Qualified Person NI-43-101 @ (775) 487-2454 or FAX @ (775) 775-2460 Visit our website at RoyalStandardminerals.com